
April 17, 2013

Via E-mail
Mr. Thomas A. McCarthy
Executive Vice President and CEO
Cigna Corporation
900 Cottage Grove Road
Bloomfield, CN 06002

**Re: Cigna Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed February 27, 2014
             Definitive Proxy Statement on Schedule 14A
             Filed March 14, 2014
             File No. 001-08323**

Dear Mr. McCarthy:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations
Industry Developments, page 33

1. Although you disclose the aspects of Sequestration and Medicare Advantage reimbursement rates that affect your operations, you do not quantify their impact or potential impact on your financial statements.   Please provide us proposed disclosure to be included in future periodic reports that discloses the historical effect and the expected effects of these known trends or uncertainties on your future financial position, results of operations and cash flows.

<u>Definitive Proxy Statement on Schedule 14A filed March 14, 2014</u>
<u>Item 2. Ratification of Appointment of Independent Registered Public Accountants</u>
<u>Fees to Independent Registered Public Accounting Firm, page 34</u>

2. The 'all other fees' paid to your auditors almost tripled from $98,000 in 2012 to $282,000 in 2013 and include pre-approved business process advisory and consulting services. Please address the following comments:

- Please tell us specifically what business process advisory and consulting services your auditor provided in 2012 and 2013.
- Please tell us whether any services other than business process advisory and consulting services are included in the amount of fees you disclose as all other fees.
- Please tell us how each of the above services provided are not prohibited non-audit services under Rule 2-01(c)(4) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant